AM
3-25-2004

04017495

3.2

ES
E COMMISSION
20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASHINGTON 158 SECTION

| SEC FILE NUMBER |
|---|
| 8- 52756 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANITE SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27980 MAIN ROAD
(No. and Street)

CUTCHOGE, NY 11935
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS DIDOMINICA (631) 734-0001
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COUGHLIN FOUNDOTOS CULLEN & DANOWSKI, LLP
(Name – *if individual, state last, first, middle name*)

10 ROOSEVELT AVE PORT JEFFERSON STATION, NY 11776
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, JAMES R. DUFFY, JR. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANITE SECURITIES, LLC , as of DECEMBER 31 , 2003 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James R. Duffy

Signature

Vice President

Title

Mary W. Kohlroser

Notary Public

MARY WALLACE KOHLROSER
NOTARY PUBLIC, State of New York
01KO4918799
Qualified in Suffolk County
Commission Expires 2/1/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**GRANITE SECURITIES, LLC**

FINANCIAL STATEMENT
AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2003 and 2002

and Independent Auditors' Report

## Table of Contents

COUGHLIN FOUNDOTOS
CULLEN & DANOWSKI, LLP

VINCENT D. CULLEN, CPA
JAMES E. DANOWSKI, CPA
JILL S. FICHTER, CPA
GEORGE T. FOUNDOTOS, CPA
PETER F. RODRIGUEZ, CPA

## INDEPENDENT AUDITORS' REPORT

To the Members of
Granite Securities, LLC
Cutchogue, New York

We have audited the accompanying balance sheets of Granite Securities, LLC as of December 31, 2003 and 2002 and the related statements of operations and members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Granite Securities, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Coughlin Foundotos Cullen Danowski, LLP

February 23, 2004

TEN ROOSEVELT AVENUE, PORT JEFFERSON STATION, NEW YORK 11776-3337
PHONE: 631-473-3400 · FAX: 631-473-4863 · WWW.CFCD.COM

**GRANITE SECURITIES, LLC**
BALANCE SHEETS
December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | $ 59,135 | $ 59,311 |
| Commissions receivable | 13,360 | 9,691 |
| Loans receivable | 24,650 | 24,650 |
| Member loan receivable | 9,208 | 1,908 |
| Other receivables | - | 5,000 |
| Total Current Assets | 106,353 | 100,560 |
| | $ 106,353 | $ 100,560 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable & accrued expenses | $ 12,830 | $ 11,786 |
| Commissions payable | 17,507 | 2,308 |
| Total Current Liabilities | 30,337 | 14,094 |
| MEMBERS' EQUITY | 76,016 | 86,466 |
| | $ 106,353 | $ 100,560 |

**GRANITE SECURITIES, LLC**
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
For the Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| REVENUES | $ 350,497 | $ 434,102 |
| OPERATING EXPENSES | 373,268 | 442,008 |
| Income from operations | (22,771) | (7,906) |
| OTHER INCOME (EXPENSE) | | |
| Interest income | 321 | 95 |
| Dividend income | - | 454 |
| Total other income (expense) | 321 | 549 |
| NET LOSS | (22,450) | (7,357) |
| MEMBERS' EQUITY, BEGINNING OF YEAR | 86,466 | 63,688 |
| Capital contributions | 12,000 | 30,135 |
| MEMBERS' EQUITY, END OF YEAR | $ 76,016 | $ 86,466 |

**GRANITE SECURITIES, LLC**
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ (22,450) | $ (7,357) |
| Changes in assets and liabilities: | | |
| Commissions receivable | (3,669) | (9,691) |
| Loans receivable | - | (21,650) |
| Other receivables | 5,000 | (5,000) |
| Accounts payable & accrued expenses | 1,044 | 11,684 |
| Commissions payable | 15,199 | (8,232) |
| Net Cash Used in Operating Activities | (4,876) | (40,246) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Loan to member | (7,300) | (1,908) |
| Capital contributions | 12,000 | 30,135 |
| Net Cash Provided By Financing Activities | 4,700 | 28,227 |
| Net (Decrease) Increase in Cash | (176) | (12,019) |
| CASH - Beginning of Year | 59,311 | 71,330 |
| CASH - End of Year | $ 59,135 | $ 59,311 |

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### a. Business Activity

Granite Securities, LLC (the "Company") was created on November 10, 1999 in the State of New York as a limited liability company for both Federal and New York State tax purposes.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

### b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### c. Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory.

### d. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### e. Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

### f. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business. There was no interest paid for the years ended December 31, 2003 and 2002.

## 2. CONCENTRATIONS OF CREDIT RISKS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $42,103 which was $37,103 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.72 to 1 at December 31, 2003. At December 31, 2002, the Company had net capital of $54,141 which was $49,141 in excess of its required net capital of $5,000. The Company's net capital ratio was 0. 26 to 1 at December 31. 2002.

## 4. INCOME TAXES

No provision for federal and state income taxes has been made in the financial statement since the Company's profit and losses are reported on the individual members' tax return.

## 5. RELATED PARTY TRANSACTIONS

The Company leases office space from its member. The lease is classified as an operating lease. Rent expense was $4,500 and $0 for the years ended December 31, 2003 and 2002, respectively.

COUGHLIN FOUNDOTOS
CULLEN & DANOWSKI, LLP

VINCENT D. CULLEN, CPA
JAMES E. DANOWSKI, CPA
JILL S. FICHTER, CPA
GEORGE T. FOUNDOTOS, CPA
PETER F. RODRIGUEZ, CPA

**INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION**

To the Members of
Granite Securities, LLC
Cutchogue, New York

Our report on our audit of the basic financial statement of Granite Securities, LLC for the years ended December 31, 2003 and 2002 appears on page 1. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coughlin Foundotos Cullen Danowski, LLP

February 23, 2004

TEN ROOSEVELT AVENUE, PORT JEFFERSON STATION, NEW YORK 11776-3337
PHONE: 631-473-3400 · FAX: 631-473-4863 · WWW.CFCD.COM

**GRANITE SECURITIES, LLC**
SCHEDULES OF OPERATING EXPENSES
For the Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Commissions paid | $ 222,928 | $ 329,271 |
| Rent expense | 4,752 | 8,458 |
| Lease expense | 10,658 | 13,167 |
| Insurance | 11,015 | 9,307 |
| Professional fees | 37,438 | 30,504 |
| Office expense | 3,021 | 6,325 |
| Telephone & utility expense | - | 3,882 |
| Bank fees | 472 | 6,734 |
| Brokerage fees | 52,123 | 14,497 |
| Dues and subscriptions | - | 3,980 |
| License and permits | 12,283 | 14,553 |
| Miscellaneous | - | 875 |
| Travel & entertainment | 2,917 | 455 |
| Advertising & marketing | 10,662 | - |
| Seminars & conference expense | 4,999 | - |
| Total Operating Expenses | $ 373,268 | $ 442,008 |

**GRANITE SECURITIES, LLC**
SCHEDULES OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Net Capital | | |
| Total members' equity | $ 76,016 | $ 86,466 |
| Deduct stockholders' equity not allowable for net capital | | |
| Total stockholders' equity qualified for net capital | 76,016 | 86,466 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Loans receivable | 24,650 | 24,650 |
| Member loan receivable | 9,208 | 1,908 |
| Other receivable | - | 5,000 |
| Total deductions and/or charges | 33,858 | 31,558 |
| Net capital before haircuts on securities positions (tentative net capital) | 42,158 | 54,908 |
| Haircuts on securities | (55) | (767) |
| Net Capital | $ 42,103 | $ 54,141 |
| Aggregate indebtedness | | |
| Items included in consolidated financial condition: | | |
| Commissions payable to brokers and dealers | $ 17,507 | $ 2,308 |
| Other accounts payable and accrued expenses | 12,830 | 11,786 |
| Total Aggregate Indebtedness | $ 30,337 | $ 14,094 |
| Computation of basic net capital requirement | | |
| Minimum net capital required: | $ 5,000 | $ 5,000 |
| Excess net capital at 150 percent | $ - | $ - |
| Excess net capital at 100 percent | $ 37,103 | $ 49,141 |
| Ratio: Aggregate indebtedness to net capital | 72% | 26% |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003) | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 46,020 | $ 49,929 |
| Audit adjustments to record accounts receivable | - | 9,691 |
| Audit adjustment to record additional revenue | - | 311 |
| Audit adjustment to record accounting fee | (5,000) | (5,790) |
| Audit adjustment to void stale dated checks | 1,083 | - |
| Net Capital Per Above | $ 42,103 | $ 54,141 |

**GRANITE SECURITIES, LLC**

SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Credit balances | | |
| Free credit balances and other credit balances in customers' security accounts (including non-regulated commodity accounts, net of related margin deposits of $322) | $ - | $ - |
| Monies borrowed collateralized by securities carried for the accounts of customers | | |
| Monies payable against customers' securities loaned | | |
| Customers' securities failed to receive (including credit balances in continuous settlement accounts) | | |
| Credit balances in firm accounts that are attributable to principal sales to customers | | |
| Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days | | |
| Market value of short security count differences over thirty calendar days old | | |
| Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days | | |
| Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer | | |
| Total credit items | $ - | $ - |
| Debit balances | | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3 | $ - | $ - |
| Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | | |
| Failed to deliver customers' securities not older than thirty calendar days (including debit balances in continuous net settlement accounts) | | |
| Other | | |
| Gross debits | - | - |
| Less 3 percent charge | | |
| Total debit items | - | - |
| Reserve computation | | |
| Excess of total debits over total credits | $ - | $ - |
| Required deposit | $ - | $ - |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003) | - | - |
| Excess as reported in Company's Part II FOCUS report | | |
| Nonregulated commodity margin deposits erroneously excluded from the Company's computation | | |
| Other items, net | | |
| Excess per above computation | $ - | $ - |

| | 2003 | 2002 |
|---|---|---|
| 1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3). | $ - | $ - |
| A. Number of items | None | None |
| 2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. | $ - | $ - |
| A. Number of items | None | None |

**GRANITE SECURITIES, LLC**

REPORT ON INTERNAL CONTROL

December 31, 2003

COUGHLIN FOUNDOTOS
CULLEN & DANOWSKI, LLP

VINCENT D. CULLEN, CPA
JAMES E. DANOWSKI, CPA
JILL S. FICHTER, CPA
GEORGE T. FOUNDOTOS, CPA
PETER F. RODRIGUEZ, CPA

February 23, 2004

To the Members of
*Granite Securities*, LLC
Mineola, New York

In planning and performing our audit of the financial statements of Granite Securities, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations if aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TEN ROOSEVELT AVENUE, PORT JEFFERSON STATION, NEW YORK 11776-3337
PHONE: 631-473-3400 · FAX: 631-473-4863 · WWW.CFCD.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

February 23, 2004